                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement of the results for the year ended December 31, 2005.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to continue to strengthen its exploration and development business in China and further consolidate its resources foundation;

     o the Registrant's plan to continue to promote the construction of key refining facilities to improve the competitiveness and profitability of the refining segment;

     o the Registrant's plan to continue to speed up construction of infrastructure for oil and gas storage and transportation;

     o the Registrant's plan to continue to expand its international businesses and enlarge the scale of its overseas oil and gas production;

     o the Registrant's plan to continue to ensure safety and protect the environment and to realize notable improvements in these areas; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                [PETROCHINA LOGO]

                               [Chiness Charactor]

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE : 857)

        ANNOUNCEMENT OF THE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

                       -  FINANCIAL AND OPERATING SUMMARY -

Output of crude oil for 2005 was 822.9 million barrels, representing an increase of 1.1% from 2004.

Output of marketable natural gas for 2005 was 1,119.5 billion cubic feet, representing an increase of 27.8% from 2004.

Total output of crude oil and natural gas for 2005 was 1,009.5 million barrels of oil equivalent, representing an increase of 5.1% from 2004.

Consolidated turnover for 2005 was RMB552,229 million, representing an increase of 39.0% from 2004.

Consolidated net profit* for 2005 was RMB133,362 million, representing an increase of 28.4% from 2004.

Basic and diluted earnings per share attributable to equity holders of the Company for 2005 were RMB0.75, representing an increase of RMB0.16 from 2004.

THE BOARD OF DIRECTORS HAS PROPOSED A FINAL DIVIDEND ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY FOR 2005 OF RMB0.180325 PER SHARE.

* Consolidated net profit is profit attributable to equity holders of the Company.

The Board of Directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005 prepared in accordance with International Financial Reporting Standards ("IFRS") and its financial position as of December 31, 2005, together with the results and financial position of 2004 for comparison, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                        NOTES                  2004
                                                                   2005    (Note 1)
                                                               --------    --------
                                                                    RMB         RMB
                                                                MILLION     million
                                                               --------    --------
TURNOVER                                                3       552,229     397,354
                                                               --------    --------
OPERATING EXPENSES

  Purchases, services and other                                (200,321)   (114,249)
  Employee compensation costs                                   (29,675)    (22,934)
  Exploration expenses, including exploratory dry holes         (15,566)    (12,090)
  Depreciation, depletion and amortization                      (51,305)    (48,362)
  Selling, general and administrative expenses                  (36,538)    (28,302)
  Shut down of manufacturing assets                                   -        (220)
  Taxes other than income taxes                                 (23,616)    (19,943)
  Other expense, net                                             (3,037)       (116)
                                                               --------    --------

TOTAL OPERATING EXPENSES                                       (360,058)   (246,216)
                                                               --------    --------

PROFIT FROM OPERATIONS                                          192,171     151,138
                                                               --------    --------

FINANCE COSTS

  Exchange gain                                                     942         225
  Exchange loss                                                    (854)       (217)
  Interest income                                                 1,924       1,373
  Interest expense                                               (2,762)     (2,896)
                                                               --------    --------

TOTAL FINANCE COSTS                                                (750)     (1,515)
                                                               --------    --------

SHARE OF PROFIT OF ASSOCIATES                                     2,401       1,621
                                                               --------    --------

PROFIT BEFORE TAXATION                                  4       193,822     151,244
TAXATION                                                5       (54,180)    (43,598)

                                                               --------    --------
PROFIT FOR THE YEAR                                             139,642     107,646
                                                               ========    ========

ATTRIBUTABLE TO:
 Equity holders of the Company                                  133,362     103,843
 Minority interests                                               6,280       3,803
                                                               --------    --------
                                                                139,642     107,646
                                                               ========    ========

BASIC AND DILUTED EARNINGS PER SHARE FOR

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF

THE COMPANY DURING THE YEAR (RMB)                       6          0.75        0.59
                                                               ========    ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS
OF THE COMPANY:

Interim dividend declared during the year               8        27,731      20,381
Final dividend proposed after the balance sheet date    8        32,282      25,936
                                                               --------    --------
                                                                 60,013      46,317
                                                               ========    ========

CONSOLIDATED BALANCE SHEET

                                                           2005      2004
                                                                  (Note 1)
                                                       --------   -------
                                                            RMB       RMB
                                                        MILLION   million
                                                       --------   -------
NON CURRENT ASSETS
  Property, plant and equipment                         563,890   485,612
  Investments in associates                              12,378     9,898
  Available-for-sale investments                          1,230     1,606
  Advance operating lease payments                       16,235    12,307
  Intangible and other assets                             5,011     3,020
  Time deposits with maturities over one year             3,428     3,751
                                                       --------   -------
                                                        602,172   516,194
                                                       --------   -------
CURRENT ASSETS
  Inventories                                            62,733    47,377
  Accounts receivable                                     4,630     3,842
  Prepaid expenses and other current assets              22,673    19,866
  Notes receivable                                        3,028     4,838
  Investments in collateralized loans                       235    33,217
  Time deposits with maturities over three months
    but within one year                                   1,691     1,425
  Cash and cash equivalents                              80,905    11,688
                                                       --------   -------
TOTAL CURRENT ASSETS                                    175,895   122,253
                                                       --------   -------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities               99,758    73,072
  Income tax payable                                     20,567    17,484
  Other taxes payable                                     4,824     5,032
  Short-term borrowings                                  28,689    34,937
                                                       --------   -------
                                                        153,838   130,525
                                                       --------   -------
NET CURRENT ASSETS/( LIABILITIES)                        22,057    (8,272)
                                                       --------   -------
TOTAL ASSETS LESS CURRENT LIABILITIES                   624,229   507,922
                                                       ========   =======

EQUITY

  Equity attributable to equity holders of the Company
  Share capital                                         179,021   175,824
  Retained earnings                                     203,812   143,115
  Reserves                                              132,556   108,834
                                                       --------   -------
                                                        515,389   427,773

 Minority interests                                      28,278    15,199
                                                       --------   -------
 TOTAL EQUITY                                           543,667   442,972
                                                       --------   -------

NON CURRENT LIABILITIES
  Long-term borrowings                                   44,570    44,648
  Other long-term obligations                             1,046     2,481
  Asset retirement obligations                           14,187       919
  Deferred taxation                                      20,759    16,902
                                                       --------   -------
                                                         80,562    64,950
                                                       --------   -------
                                                        624,229   507,922
                                                       ========   =======

NOTES

1. BASIS OF PREPARATION

      The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

      The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

      In 2005, the Group adopted the newly revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required in accordance with the relevant requirements. The adoption of these IFRS revisions did not result in substantial changes to the Group's accounting policies. In summary:

      --IAS 1 and 27 (both revised in 2003) affected the presentation of minority interests. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and requires the disclosure of critical accounting estimates.

      --IAS 2, 8, 10, 16, 17, 21, 32, 33 (all revised in 2003) and 39 (revised in 2004) and IFRS 2 had no material effect on the Group's accounting policies.

      --IAS 24 (revised in 2003) affected the definition of related parties and related-party disclosures.

      --IAS 27 and 28 (both revised in 2003) affected the accounting for investments in subsidiaries and associates in the separate financial statements of the Company. These investments are accounted for at cost rather than using the equity method, which was used in prior years. As a result, the balance sheet of the Company as of December 31, 2004 and the related notes that are included in the financial statements, proposed to be submitted by the Company to The Stock Exchange of Hong Kong Limited ("HKSE") and published on the website of the HKSE on or before April 30, 2006, have been restated. Compared with the previously reported numbers, Investment in associates, Subsidiaries, Reserves and Retained earnings as of December 31, 2004 have been reduced by RMB1,897 million, RMB46,302 million, RMB56 million and RMB48,143 million, respectively, to reflect this restatement.

      --IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operations, which did not have any material impact on the results of operations and financial positions of the Group as the Group did not hold any material assets in this category during the years presented.

      --The Group early adopted IFRS 6, which did not require any change in the accounting policy for exploration and evaluation activities.

      Related parties include China National Petroleum Corporation ("CNPC") and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the government of the People's Republic of China ("PRC" or "CHINA"), corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members. Transactions with related parties do not include those done in the ordinary course of business with terms consistently applied to all public and non-public entities and where there is no choice of supplier such as electricity, telecommunications, postal service and local government retirement funds.

      In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refinery and petrochemical businesses owned by CNPC's wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited ("DAYUAN") and Qingyang Refinery and Petrochemical Company Limited ("QINGYANG") with a total consideration of RMB9 million.

      The acquisition is a combination of businesses under common control since the Company and the CNPC's refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB183 million at the effective date of the acquisition). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses have always been combined. The difference between the RMB9 million payable and the net liabilities transferred from CNPC has been adjusted against equity.

      In August 2005, the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in [Chiness Charactor] (Zhong You Kan Tan Kai Fa Company Limited) ("NEWCO"). Newco was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation ("CNODC", wholly owned by

CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations to Newco and the Company contributed to Newco its wholly-owned subsidiary, PetroChina International Limited ("PTRI"), and cash amounting to approximately RMB20,162 million, which is the difference between the cash contribution of RMB20,741 million payable by the Company according to the acquisition agreement and the cash consideration of RMB579 million for PTRI receivable by the Company. The terms of the agreements granted the Company the right to appoint four of the seven directors of Newco and enable the Company to maintain effective control over Newco.

      Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above, the investment in Newco and related transactions have been accounted for in a manner similar to a uniting of interests as all entities involved are under the common control of CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and Newco have always been combined. The payment was made directly to Newco, therefore the difference between the amount of RMB20,162 million paid and the net assets of RMB35,551 million at the effective date of the acquisition (including RMB20,162 million contributed by the Company and RMB50 million paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

      The summarized results of operations and the financial positions for the separate entities and on a consolidation basis for the year ended December 31, 2004 are set out below:

                                                     PETROCHINA    REFINERY AND
                                                 (AS PREVIOUSLY   PETROCHEMICAL
                                                       REPORTED)     BUSINESSES     NEWCO   CONSOLIDATED
                                                 --------------   --------------  -------   ------------
                                                            RMB             RMB       RMB            RMB
                                                        MILLION         MILLION   MILLION        MILLION
                                                 --------------   --------------  -------   ------------
RESULTS OF OPERATIONS:
Turnover                                                388,633           4,583    11,643        397,354
Profit/(loss) for the year                              104,578            (137)    3,205        107,646
Basic and diluted earnings per share for profit
attributable to the equity holders of the                  0.59            0.00      0.00           0.59
 Company(RMB)

EQUITY ITEMS:
Currency translation differences                              -               -     1,007          1,007
Dividends to minority interests                            (277)              -      (379)          (656)

FINANCIAL POSITIONS:
Total Assets                                            609,928           2,106    27,100        638,447
Total Liabilities                                       175,325           2,318    18,519        195,475
Net Assets/(liabilities)                                434,603            (212)    8,581        442,972

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

      Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Group's financial statements.

      (a) ESTIMATION OF CRUDE OIL AND NATURAL GAS RESERVES

      Crude oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information such as from development drilling and production activities or from the changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of crude oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant causes of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortization recorded in the Group's financial statements for property, plant and equipment related to crude oil and natural gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortization charges (assuming constant production) and reduce net income.

      (b) ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment, including oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in the PRC, that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

      (c) ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

      Provisions are recognized for future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognized are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

3. TURNOVER

      Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 9.

4. PROFIT BEFORE TAXATION

                                                                             2005      2004
                                                                          -------   -------
                                                                              RMB       RMB
                                                                          MILLION   million
                                                                          -------   -------
Profit before taxation is arrived at after crediting and charging of the following items:

CREDITING:
  Dividend income from available-for-sale investments                         109       113
  Reversal of impairment of receivables                                       538     1,373
  Reversal of impairment of available-for-sale investments                     54       155
  Reversal of write-down in inventories                                       293       234

CHARGING:
  Amortization on intangible and other assets                                 888       755
  Auditors' remuneration                                                       50        66
  Cost of inventories (approximates cost of goods sold) recognized as
     expense                                                              257,957   174,169
  Depreciation on property, plant and equipment, including
     impairment provision
      - owned assets                                                       49,198    46,988
      - assets under finance leases                                            13        23
  Impairment of available-for-sale investments                                 31       181
  Impairment of receivables                                                    83     2,049
  Interest expense (Note (a))                                               2,762     2,896
  Loss on disposal of property, plant and equipment                         2,026     2,818
  Operating lease expenses                                                  4,850     3,873
  Repair and maintenance                                                    7,880     6,314
  Research and development expenditure                                      3,195     2,977

  Transportation expenses                                                  13,707    10,042
  Write-down in inventories                                                   154       381
                                                                          =======   =======

Note (a): Interest expense
       Interest expense                                                     3,827     3,902
       Less: Capitalization of interest                                    (1,065)   (1,006)
                                                                          -------   -------
                                                                            2,762     2,896
                                                                          =======   =======

5. TAXATION

                                                                             2005      2004
                                                                          -------   -------
                                                                              RMB       RMB
                                                                          MILLION   million
                                                                          -------   -------
Income tax                                                                 50,221    40,331
Deferred tax                                                                3,959     3,267
                                                                          -------   -------
                                                                           54,180    43,598
                                                                          =======   =======

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2004: 33%). Operations of the Group in certain regions in the PRC have qualified for certain tax incentives in the form of accelerated depreciation of certain plant and equipment or reduced income tax rate to 15% through the year 2010.

      The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group, as follows:

                                                                             2005      2004
                                                                          -------   -------
                                                                              RMB       RMB
                                                                          MILLION   million
                                                                          -------   -------
Profit before taxation                                                    193,822   151,244
                                                                          -------   -------

Tax calculated at the tax rate of 33%                                      63,961    49,911
Prior year tax return adjustment                                              364        27
Effect of preferential tax rate                                           (10,744)   (6,886)
Utilization of previously unrecognized tax loss of subsidiaries                 -      (969)
Income not subject to tax                                                    (427)     (913)
Expenses not deductible for tax purposes                                    1,026     2,428
                                                                          -------   -------
Tax charge                                                                 54,180    43,598
                                                                          =======   =======

6. BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 176.77 billion shares issued and outstanding for the year.

      Basic and diluted earnings per share for the year ended December 31, 2004 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 175.82 billion shares issued and outstanding for the year.

      There are no dilutive potential ordinary shares.

7. CHANGES IN EQUITY

                                                                                          MINORITY     TOTAL
                                            ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY INTERESTS   EQUITY
                                            --------------------------------------------  --------   --------
                                              SHARE     RETAINED
                                             CAPITAL    EARNINGS   RESERVES   SUBTOTAL
                                             --------   --------   --------   --------
                                              RMB         RMB        RMB        RMB           RMB      RMB
                                             MILLION    MILLION    MILLION    MILLION      MILLION   MILLION
                                             --------   --------   --------   -------     --------   --------
Balance at January 1, 2004 as previously
 reported before adjusting for the
 acquisition of the refinery and
 petrochemical businesses and investment
 in Newco and reclassification of minority
 interests resulting from adoption of IAS
 1 and IAS 27 (Note 1)                        175,824     89,577     91,212   356,613            -    356,613

Reclassification as a result of
 the adoption of the revised IAS
 1 and IAS 27 (Note 1)                              -          -          -         -        5,608      5,608

Adjustment for the acquisition
 of the refinery and
 petrochemical businesses and
 investment in Newco (Note 1)                       -     (1,425)     2,740     1,315        3,358      4,673
                                             --------   --------   --------   -------     --------   --------

Balance at January 1, 2004 adjusted for
 the acquisition of the refinery and
 petrochemical businesses and investment
 in Newco and reclassification of
 minority interests resulting from
 adoption of IAS 1 and IAS 27 (Note 1)        175,824     88,152     93,952   357,928        8,966    366,894
                                             ========   ========   ========   =======     ========   ========
Currency translation differences                    -          -        330       330          677      1,007

                                             --------   --------   --------   -------     --------   --------
Net income recognized directly in equity            -          -        330       330          677      1,007

Profit for the year ended
 December 31, 2004                                  -    103,843          -   103,843        3,803    107,646

                                             --------   --------   --------   -------     --------   --------
Total recognized income for 2004                    -    103,843        330   104,173        4,480    108,653

                                             --------   --------   --------   -------     --------   --------
Transfer to reserves                                -    (14,552)    14,552         -            -          -

Final dividend for 2003 (Note 8)                    -    (13,947)         -   (13,947)           -    (13,947)

Interim dividend for 2004 (Note 8)                  -    (20,381)         -   (20,381)           -    (20,381)

Dividends to minority interests                     -          -          -         -         (656)      (656)

Other movements of minority interests               -          -          -         -        2,409      2,409

                                             --------   --------   --------   -------     --------   --------
Balance at December 31, 2004                  175,824    143,115    108,834   427,773       15,199    442,972
                                             ========   ========   ========   =======     ========   ========
Currency translation differences                    -          -       (268)     (268)        (465)      (733)
                                             --------   --------   --------   -------     --------   --------

Net loss recognized directly in equity              -          -       (268)     (268)        (465)      (733)

Profit for the year ended
 December 31, 2005                                  -    133,362          -   133,362        6,280    139,642

                                             --------   --------   --------   -------     --------   --------
Total recognized income/(loss) for 2005             -    133,362       (268)  133,094        5,815    138,909
                                             --------   --------   --------   -------     --------   --------
Issue of new shares*                            3,197          -     16,495    19,692            -     19,692

Transfer to reserves                                -    (18,998)    18,998         -            -          -

Final dividend for 2004 (Note 8)                    -    (25,936)         -   (25,936)           -    (25,936)

Interim dividend for 2005 (Note 8)                  -    (27,731)         -   (27,731)           -    (27,731)

Payment to CNPC for the acquisition of the
 refinery and petrochemical businesses (Note
 1)                                                 -         -          (9)       (9)           -         (9)

Dividends to minority interests                     -         -           -         -       (1,568)    (1,568)

Return capital to minority interests due to
 liquidation of subsidiaries                        -         -           -         -         (935)      (935)

Purchase from minority interests of listed
 subsidiaries                                       -         -      (1,438)   (1,438)        (581)    (2,019)

Other movement of minority interests                -         -           -         -          242        242

Capital contribution to Newco (Note 1)              -         -     (10,056)  (10,056)      10,106         50

                                             --------   --------   --------   -------     --------   --------
 Balance at December 31, 2005                 179,021    203,812    132,556   515,389       28,278    543,667
                                             ========   ========   ========   =======     ========   ========

* Note: In September 2005, the Company issued 3,196,801,818 new H shares at HK$6.00 per share and the net proceeds from the issue of new H shares were approximately RMB19,692 million. CNPC also sold 319,680,182 state-owned shares it held concurrently with the Company's issue of new H shares in September 2005.

8. DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                                      2005        2004
                                                                                    ------    --------
                                                                                       RMB         RMB
                                                                                    MILLION     million
                                                                                    ------    --------
Final dividend attributable to equity holders of the Company for 2003 (Note(i))          -      13,947
Interim dividend attributable to equity holders of the Company for 2004 (Note(ii))       -      20,381
Final dividend attributable to equity holders of the Company for 2004 (Note(iii))   25,936           -
Interim dividend attributable to equity holders of the Company for 2005 (Note(iv))  27,731           -
                                                                                    ------    --------
                                                                                    53,667      34,328
                                                                                    ======    ========

(i) A final dividend attributable to equity holders of the Company in respect of 2003 of RMB0.079324 per share amounting to a total of RMB13,947 million was paid on June 2, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(ii) An interim dividend attributable to equity holders of the Company in respect of 2004 of RMB0.115919 per share amounting to a total of RMB20,381 million was paid on October 8, 2004, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2004.

(iii) A final dividend attributable to equity holders of the Company in respect of 2004 of RMB0.147511 per share amounting to a total of RMB25,936 million was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(iv) As authorized by shareholders in the Annual General Meeting on May 26, 2005, the Board of Directors, in a meeting held on August 24, 2005, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2005 of RMB0.157719 per share amounting to a total of RMB27,731 million. The interim dividend was paid on September 30, 2005, and was accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(v) At the meeting on March 20, 2006, the Board of Directors proposed a final dividend attributable to equity holders of the Company in respect of 2005 of RMB0.180325 per share amounting to a total of RMB32,282 million. These financial statements do not reflect this dividend payable, which will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2006.

9.       SEGMENT INFORMATION

      The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

      The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

      The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

      The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products.

      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

      Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

      The accounting policies of the operating segments are the same as those described in Note 1 - "Basis of Preparation".

      Operating segment information for the years ended December 31, 2005 and 2004 is presented below:

Primary reporting format - Business Segments

                            EXPLORATION     REFINING    CHEMICALS   NATURAL
YEAR ENDED                      AND           AND          AND      GAS AND
DECEMBER 31, 2005            PRODUCTION    MARKETING    MARKETING   PIPELINE     OTHER      TOTAL
                            ------------   ---------    ---------   -------    --------   --------
                                RMB           RMB          RMB        RMB         RMB        RMB
                              MILLION       MILLION      MILLION    MILLION     MILLION    MILLION
                            ------------   ---------    ---------   -------    --------   --------
Turnover (including
intersegment)                    337,208     428,494       73,978    26,214           -   865,894

Less: Intersegment sales        (270,943)    (33,019)      (4,754)   (4,949)          -   (313,665)
                            ------------   ---------    ---------   -------    --------   --------
Turnover from external
 customers                        66,265     395,475       69,224    21,265           -    552,229
                            ============   =========    =========   =======    ========   ========

Depreciation, depletion
and amortization                 (30,896)     (8,964)      (6,869)   (4,478)        (98)   (51,305)

Segment result                   220,452       2,116        6,896     3,639      (1,357)   231,746
Other costs                      (12,372)    (21,926)      (3,620)     (456)     (1,201)   (39,575)
                            ------------   ---------    ---------   -------    --------   --------

Profit/(loss) from
operations                       208,080     (19,810)       3,276     3,183      (2,558)   192,171
                            ============   =========    =========   =======    ========   ========


                            EXPLORATION     REFINING     CHEMICALS   NATURAL
YEAR ENDED                       AND          AND           AND      GAS AND
DECEMBER 31, 2004             PRODUCTION   MARKETING     MARKETING  PIPELINE     OTHER     TOTAL
                            ------------   ---------    ---------   -------    --------   --------
                                 RMB          RMB           RMB        RMB        RMB       RMB
                               MILLION      MILLION       MILLION    MILLION     MILLION  MILLION
                            ------------   ---------    ---------   -------    --------   --------
Turnover (including
intersegment)                    233,948     296,427       57,179    18,255           -    605,809
Less: Intersegment sales        (180,129)    (21,862)      (2,679)   (3,785)          -   (208,455)
                            ------------   ---------    ---------   -------    --------   --------
Turnover from external
 customers                        53,819     274,565       54,500    14,470           -    397,354
                            ============   =========    =========   =======    ========   ========

Depreciation, depletion
and amortization                 (30,915)     (8,957)      (5,741)   (2,645)       (104)   (48,362)

Segment result                   138,129      28,445       11,025     2,475        (518)   179,556
Other costs                       (7,916)    (16,554)      (3,370)       60        (638)   (28,418)
                            ------------   ---------    ---------   -------    --------   --------
Profit/(loss) from
operations                       130,213      11,891        7,655     2,535      (1,156)   151,138
                            ============   =========    =========   =======    ========   ========

Secondary Reporting Format - Geographical Segments

                                TURNOVER         TOTAL ASSETS       CAPITAL EXPENDITURE
                          -----------------    ----------------     -------------------
                           2005        2004    2005       2004       2005       2004
                            RMB        RMB      RMB        RMB        RMB        RMB
YEARS ENDED DECEMBER 31,  MILLION    million  MILLION    million    MILLION    million
                          -------    -------  -------    -------    -------    -------
PRC                       531,520    384,717  717,934    607,566    119,505     94,452

Other (Exploration and
  Production)              20,709     12,637   60,133     30,881      5,296      4,494
                          -------    -------  -------    -------    -------     ------
                          552,229    397,354  778,067    638,447    124,801     98,946
                          =======    =======  =======    =======    =======     ======

10. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)

         The consolidated financial statements of the Group appearing in this Results Announcement have been prepared in accordance with IFRS, which differs in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

         Effect on income of significant differences between IFRS and US GAAP is as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
                                                                        2005           2004
                                                                         RMB            RMB
                                                                       MILLION        million
                                                                       -------        -------
Profit for the year under IFRS                                         139,642        107,646
US GAAP adjustments:
  Depreciation charges on property, plant and equipment revaluation      6,528          8,170
gain

  Depreciation charges on property, plant and equipment revaluation       (149)          (830)
loss

  Loss on disposal of revalued property, plant and equipment               432            523
  Income tax effect                                                     (2,248)        (2,595)
  Minority interests                                                    (6,340)        (3,863)
                                                                       -------        -------
Net income under US GAAP                                               137,865        109,051
                                                                       =======        =======
Basic and diluted net income per share under US GAAP (RMB)                0.78           0.62
                                                                       =======        =======

                  Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                        DECEMBER 31,  December 31,
                                                                            2005          2004
                                                                            RMB           RMB
                                                                          MILLION       million
                                                                        ---------     -- -------
Equity under IFRS                                                          543,667      442,972
US GAAP adjustments:
  Reversal of property, plant and equipment revaluation gain               (80,555)     (80,555)

  Depreciation charges on property, plant and equipment revaluation
    gain                                                                    51,971       45,443
  Reversal of property, plant and equipment revaluation loss                 1,513        1,513
  Depreciation charges on property, plant and equipment revaluation
    loss                                                                    (1,459)      (1,310)
  Loss on disposal of revalued property, plant and equipment                 1,746        1,314
  Deferred tax assets on revaluation                                         8,843       11,091
  Minority interests                                                       (28,034)     (14,895)
  Effect on the retained earnings from the one-time remedial payments
    for staff housing borne by the state shareholder of the Company         (2,553)      (2,553)
  Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the state
    shareholder of the Company                                               2,553        2,553
  Purchase from minority interests of listed subsidiaries                    1,438            -
                                                                           -------      -------
  Shareholders' equity under US GAAP                                       499,130      405,573
                                                                           =======      =======

      Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2005 and 2004 are as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  2005              2004
                                                                   RMB               RMB
                                                                 MILLION           MILLION
                                                                 -------           -------
Balance at beginning of year                                     405,573           330,520
Net income for the year                                          137,865           109,051
Final dividend for year 2003                                           -           (13,947)
Interim dividend for year 2004                                         -           (20,381)
Final dividend for year 2004                                     (25,936)                -
Interim dividend for year 2005                                   (27,731)                -
Payment to CNPC for acquisition of refinery and petrochemical
 businesses (Note 1)                                                  (9)                -
Issue of new shares (Note 7)                                      19,692                 -
Capital contribution to Newco (Note 1)                           (10,056)                -
Currency translation differences                                    (268)              330
                                                                 -------           -------
Balance at end of year                                           499,130           405,573
                                                                 =======           =======

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine the reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

      (a) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

      The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant

PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

      The September 2003 revaluation resulted in RMB872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB1,257 million.

      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2005 to December 31, 2005 was RMB6,528 million and from January 1, 2004 to December 31, 2004 was RMB8,170 million.

      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2005 to December 31, 2005 was RMB149 million, and from January 1, 2004 to December 31, 2004 was RMB830 million.

      The loss on disposal of revalued property, plant and equipment, which includes shut down of manufacturing assets from January 1, 2005 to December 31, 2005 was RMB432 million and from January 1, 2004 to December 31, 2004 was RMB523 million.

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal are reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in shareholders' equity. Under a special approval granted by the Ministry of Finance of the PRC, the effect of the revaluation in 1999 is available as an additional depreciation base for purposes of determining taxable income.

      (b) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

      The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to non-wholly state-owned status is to be borne by the state shareholder of the enterprise.

      The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Company.

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount of RMB2,553 million, was reflected in determining the net income of the Group for the year ended December 31, 2002 under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2004 and 2005.

      (c) MINORITY INTERESTS

      In accordance with the revised IAS 1 and IAS 27, minority interests become part of the profit for the year and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholders' equity of the Group. In addition, the reconciling item also includes the impact of minority interest's share of the revaluation gain and loss on the property, plant and equipment of non-wholly owned subsidiaries to net income and shareholders' equity under US GAAP.

      (d) PURCHASE FROM MINORITY INTERESTS OF LISTED SUBSIDIARIES

      As described in the section entitled "Material Acquisitions and Disposals", the Company acquired certain outstanding A shares from minority interests of Jinzhou Petrochemical Company Limited ("JINZHOU PETROCHEMICAL") and Liaohe Jinma Oilfield Company Limited ("LIAOHE JINMA"). Under IFRS, the Company applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Therefore, the assets and liabilities of Jinzhou

Petrochemical and Liaohe Jinma additionally acquired by the Company from minority interests were recorded by the Company at cost. The difference between the Company's purchase cost and the book value of the interests in Jinzhou Petrochemical and Liaohe Jinma acquired by the Company from minority interests was recorded in equity. Under US GAAP, the acquisition of additional minority interests is accounted for under the purchase method. The assets and liabilities additionally acquired were restated to fair value and the difference in the purchase cost over fair value of the minority interests acquired and identifiable intangible assets was recorded as goodwill.

      (e) RECENT US ACCOUNTING PRONOUNCEMENTS

      In December 2004, the FASB revised FAS No. 123 (FAS 123R), "Share-Based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. FAS 123R is effective for interim periods beginning after June 15, 2005. The Group is evaluating the transition provisions allowed by FAS 123R. The Group does not expect the adoption of FAS 123R to have a material impact on the Group's financial position or results of operations.

      On November 24, 2004, the FASB issued Statement No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group's financial position or results of operations.

      On December 15, 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group's financial position or results of operations.

      In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement" (FIN 47), an interpretation of FASB Statement No. 143.

This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and(or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and(or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group's financial position or results of operations.

      On March 29, 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107). This bulletin provides guidance related to share-based payment transactions with non-employees, the transition from non-public to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expenses, non-GAAP financial measures, first-time adoption of FAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon the adoption of FAS 123R, the modification of employee share options prior to the adoption of FAS 123R, and disclosures in Management's Discussion and Analysis subsequent to the adoption of FAS 123R. SAB 107 will be effective when a registrant adopts FAS 123R. The Group does not expect the adoption of SAB 107 to have any material impact on its financial position or results of operations.

      In April 2005, the FASB issued Staff Position No. FAS 19-1, "Accounting for Suspended Well Costs". The FASB staff believes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The FASB replaces paragraphs 31 to 34 of Statement 19 and requires certain disclosures in the notes to the annual financial statements to provide information for users of financial statements about management's application of judgment in its evaluation of a project's capitalized exploratory well costs. The disclosure required by this FSP should be made in reporting periods beginning after April 4, 2005. The Group has made disclosures which meet the disclosure requirements of this FSP in its consolidated financial statements.

      In May 2005, the FASB issued Statement No. 154 "Accounting Changes and Error Corrections" (FAS 154) which replaces APB Opinion No. 20 "Accounting Changes" and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement establishes, unless impracticable, retrospective application, as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not expect the adoption of FAS 154 to have a material impact on the Group's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements of the Group and the notes thereto, proposed to be submitted by the Company to the HKSE and published on the website of the HKSE on or before April 30, 2006, which contains information required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") applicable to this reporting period.

OVERVIEW

      For the twelve months ended December 31, 2005, profit before taxation of the Group was RMB193,822 million, representing an increase of 28.2% compared with the corresponding period in the previous year. Net profit was RMB133,362 million, representing an increase of 28.4% compared with the corresponding period in the previous year. The performance results and the comprehensive strengths of the Group have increased dramatically. The increase in profit was primarily due to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand by strengthening its efforts in exploration and development resulting in a continuous growth of crude oil and natural gas production; stable market supplies resulting from earnest efforts in refining and marketing and an increase in operating efficiency; continuously accelerating the pace of natural gas production; an orderly construction of the infrastructure of crude oil and natural gas pipelines; the strengthening of the management of the operations of the Group and the continuous efforts in technological and managerial innovations.

      For the twelve months ended December 31, 2005, the Group's basic and diluted earnings per share were RMB0.75.

TWELVE MONTHS ENDED DECEMBER 31, 2005 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2004

CONSOLIDATED OPERATING RESULTS

      Turnover Turnover increased 39.0% from RMB397,354 million for the twelve months ended December 31, 2004 to RMB552,229 million for the twelve months ended December 31, 2005. This was primarily due to the increases in the selling prices and sales volume of crude oil, gasoline, diesel and other main products as well as the increase in the sales volume of natural gas.

      Operating Expenses Operating expenses increased 46.2% from RMB246,216 million for the twelve months ended December 31, 2004 to RMB360,058 million for the twelve months ended December 31, 2005. This was primarily due to an increase in the purchase cost of crude oil, refined products and other raw materials and ancillary materials from external suppliers and an increase in the employee compensation costs.

      Purchases, Services and Other Expenses Purchases, services and other expenses increased 75.3% from RMB114,249 million for the twelve months ended December 31, 2004 to RMB200,321 million for the twelve months ended December 31, 2005. This was primarily due to (1) an increase in the purchase expenses of crude oil from external suppliers resulted from an increase in crude oil prices and an increase in the purchase volume of crude oil by the Group's refineries; and (2) an increase in the oil and gas production costs resulted from an increase in the rate of water and tariff of electricity and the prices of other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in the year.

      Employee Compensation Costs Employee compensation costs rose 29.4% from RMB22,934 million for the twelve months ended December 31, 2004 to RMB29,675 million for the twelve months ended December 31, 2005. This was primarily due to an increase in employees' salaries and welfare expenses as a result of strong results of operations achieved by the Group, and an increase in labour costs resulted from further development of the Group's retail network.

      Exploration Expenses Exploration expenses increased 28.8% from RMB12,090 million for the twelve months ended December 31, 2004 to RMB15,566 million for the twelve months ended December 31, 2005. This was primarily due to an appropriate increase in investments in exploration of crude oil and natural gas by the Group in a high oil price environment.

      Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased 6.1% from RMB48,362 million for the twelve months ended December 31, 2004 to RMB51,305 million for the twelve months ended December 31, 2005. This was primarily due to an increase in the provision for depreciation and depletion resulted from an increase in the average amount of property, plant and equipment.

      Selling, General and Administrative Expenses Selling, general and administrative expenses increased 29.1% from RMB28,302 million for the twelve months ended December 31, 2004 to RMB36,538 million for the twelve months ended December 31, 2005. This was primarily due to an increase in transportation and other related costs resulted from an increase in freights for railway transportation in 2005 and an increase in the sales volume of refined and petrochemical products.

      Taxes other than Income Tax Taxes other than income tax increased 18.4% from RMB19,943 million for the twelve months ended December 31, 2004 to RMB23,616 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel by the Group's refineries, an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenue, and an increase in natural resource tax due to an increase in natural resource tax rates by the PRC government in 2005.

      Profit from Operations As a result of the factors discussed above, profit from operations increased 27.1% from RMB151,138 million for the twelve months ended December 31, 2004 to RMB192,171 million for the twelve months ended December 31, 2005.

      Net Exchange Gain Net exchange gain increased ten times from RMB8 million for the twelve months ended December 31, 2004 to RMB88 million for the twelve months ended December 31, 2005. The increase in net exchange gain was primarily due to the appreciation of Renminbi in 2005.

      Net Interest Expenses Net interest expenses decreased 45.0% from RMB1,523 million for the twelve months ended December 31, 2004 to RMB838 million for the twelve months ended December 31, 2005. This decrease was primarily due to a decrease in interest expenses resulted from the decrease in the average outstanding borrowings and an increase in interest income resulted from sufficient cash flow generated from operating activities.

      Profit Before Taxation Profit before taxation rose 28.2% from RMB151,244 million for the twelve months ended December 31, 2004 to RMB193,822 million for the twelve months ended December 31, 2005.

      Taxation Taxation increased 24.3% from RMB43,598 million for the twelve months ended December 31, 2004 to RMB54,180 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in taxable profits.

      Net Profit As a result of the factors discussed above, net profit increased 28.4% from RMB103,843 million for the twelve months ended December 31, 2004 to RMB133,362 million for the twelve months ended December 31, 2005.

SEGMENT INFORMATION

EXPLORATION AND PRODUCTION

      Turnover Turnover increased 44.1% from RMB233,948 million for the twelve months ended December 31, 2004 to RMB337,208 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the prices and sales volume of crude oil and an increase in the sales volume of natural gas. The average realized crude oil price of the Group in 2005 was US$48.37 per barrel, representing an increase of US$14.65 per barrel or 43.4% from US$33.72 per barrel compared with the corresponding period in the previous year.

      Intersegment sales increased 50.4% from RMB180,129 million for the twelve months ended December 31, 2004 to RMB270,943 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the prices of crude oil and an increase in the intersegment sales volume of crude oil and natural gas.

      Operating Expenses Operating expenses increased 24.5% from RMB103,735 million for the twelve months ended December 31, 2004 to RMB129,128 million for the twelve months ended December 31, 2005. The increase was primarily due to increases in purchase expenses, exploration expenses and staff costs.

      Profit from Operations Profit from operations increased 59.8% from RMB130,213 million for the twelve months ended December 31, 2004 to RMB208,080 million for the twelve months ended December 31, 2005.

REFINING AND MARKETING

      Turnover Turnover rose 44.6% from RMB296,427 million for the twelve months ended December 31, 2004 to RMB428,494 million for the twelve months ended December 31, 2005. The increase was due to an increase in the prices and sales volume of key products, of which:

      Sales revenue from gasoline increased 43.6% from RMB76,919 million for the twelve months ended December 31, 2004 to RMB110,438 million for the twelve months ended December 31, 2005. The average realized selling price of gasoline surged 19.2% from RMB3,542 per ton for the twelve months ended December 31, 2004 to RMB4,221 per ton for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB17,763 million. The sales volume of gasoline increased 20.5% from 21.71 million tons for the twelve months ended December 31, 2004 to 26.16 million tons for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB15,756 million.

      Sales revenue from diesel increased 29.5% from RMB136,649 million for the twelve months ended December 31, 2004 to RMB176,999 million for the twelve months ended December 31, 2005. The average realized selling price of diesel increased 17.0% from RMB3,165 per ton for the twelve months ended December 31, 2004 to RMB3,702 per ton for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB25,674 million. The sales volume of diesel increased 10.7% from 43.18 million tons for the twelve months ended December 31, 2004 to 47.81 million tons for the twelve months ended December 31, 2005, resulting in an increase in revenue by RMB14,676 million.

      Sales revenue from kerosene increased 27.2% from RMB5,881 million for the twelve months ended December 31, 2004 to RMB7,480 million for the twelve months ended December 31, 2005.

      Intersegment sales revenue increased 51.0% from RMB21,862 million for the twelve months ended December 31, 2004 to RMB33,019 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in selling prices and intersegment sales volume of key products.

      Operating Expenses Operating expenses increased 57.6% from RMB284,536 million for the twelve months ended December 31, 2004 to RMB448,304 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the purchase expenses of crude oil and refined products from external suppliers, and an increase in selling and administrative expenses. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in the year.

      Profit/(loss) from Operations Loss from operations amounted to RMB19,810 million for the twelve months ended December 31, 2005, while profit from operations amounted to RMB11,891 million for the twelve months ended December 31, 2004. This decrease was primarily due to the increase in the domestic price of refined products being much lower than the increase in the price of crude oil in 2005.

      CHEMICALS AND MARKETING

      Turnover Turnover rose 29.4% from RMB57,179 million for the twelve months ended December 31, 2004 to RMB73,978 million for the twelve months ended December 31, 2005. The growth in turnover was primarily due to an increase in the sales volume and selling prices of key chemical products.

      Operating Expenses Operating expenses increased 42.8% from RMB49,524 million for the twelve months ended December 31, 2004 to RMB70,702 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the purchase expenses for direct materials and an increase in selling and administrative expenses.

      Profit from Operations Profit from operations decreased 57.2% from RMB7,655 million for the twelve months ended December 31, 2004 to RMB3,276 million for the twelve months ended December 31, 2005. The decrease was primarily due to an increase in the prices of raw materials in 2005.

      NATURAL GAS AND PIPELINE

      Turnover Turnover increased 43.6% from RMB18,255 million for the twelve months ended December 31, 2004 to RMB26,214 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the prices for pipeline transmission.

      Operating Expenses Operating expenses increased 46.5% from RMB15,720 million for the twelve months ended December 31, 2004 to RMB23,031 million for the twelve months ended December 31, 2005. The increase was primarily due to an increase in expenses for the purchase of natural gas and an increase in depreciation charges.

      Profit from Operations Profit from operations increased 25.6% from RMB2,535 million for the twelve months ended December 31, 2004 to RMB3,183 million for the twelve months ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

      For the twelve months ended December 31, 2005, the Group's primary sources of capital were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The Group's capital was primarily used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders.

      As at December 31, 2005, short-term borrowings made up approximately 4.7% of the Group's capital employed as compared with approximately 6.7% as at December 31, 2004. The Group's ability to obtain adequate financing may be affected by the financial position, the results of operations and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising capital in the domestic and foreign capital markets. In general, the Group must obtain the PRC government's approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

      The Group plans to fund its capital expenditures and related investments principally from cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. For the twelve months ended December 31, 2005, net cash generated from operating activities was RMB203,885 million. As at December 31, 2005, the Group had RMB80,905 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 79.6%, United States Dollar accounting for approximately 12.3% and Hong Kong Dollar accounting for approximately 8.1%).

      The table below sets forth the cash flow of the Group for the twelve months ended December 31, 2005 and 2004, respectively and the cash and cash equivalents as at the end of each period.

                                                  YEARS ENDED DECEMBER 31,
                                                  ------------------------
                                                     2005          2004
                                                  ---------     ----------
                                                     RMB            RMB
                                                   MILLION        million
                                                  ---------     ----------
Net cash from operating activities                 203,885        141,691

Net cash used for investing activities             (91,576)      (102,276)

Net cash used for financing activities             (42,634)       (39,586)

Currency translation differences                      (458)           246

Cash and cash equivalents as at the end of year     80,905         11,688

CASH FLOWS FROM OPERATING ACTIVITIES

      The net cash flow of the Group generated from operating activities for the twelve months ended December 31, 2005 was RMB203,885 million, which represents an increase of 43.9% compared with the RMB141,691 million generated for the twelve months ended December 31, 2004. This increase was primarily due to a dramatic increase in profits for the period as well as an increase in the account payables for the period.

      For the twelve months ended December 31, 2005, the Group had a working capital of RMB22,057 million compared with a working capital deficit of RMB8,272 million for the twelve months ended December 31, 2004. The increase in working capital was primarily due to an increase in cash and cash equivalents resulted from a dramatic increase in sales revenues for the period, and an increase in inventories resulted from an expansion of the scale of sales and an increase in selling prices.

CASH USED FOR FINANCING ACTIVITIES

      The net borrowings of the Group as at December 31, 2005 and December 31, 2004 are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                    ------------------------
                                                       2005         2004
                                                        RMB          RMB
                                                      MILLION      million
                                                    ----------    ----------
Short-term borrowings (including current portion
of long-term borrowings)                              28,689        34,937

Long-term borrowings                                  44,570        44,648

Total borrowings                                      73,259        79,585
                                                    --------      --------

  Less:

Cash and cash equivalents                             80,905        11,688
                                                    --------      --------

Net borrowings                                        (7,646)       67,897
                                                    ========      ========

      The maturity profile of the long-term borrowings of the Group is as follows:

                                         PRINCIPAL AS AT     Principal as at
                                        DECEMBER 31, 2005   December 31, 2004
                                        -----------------   -----------------
                                               RMB                 RMB
                                             MILLION             million
                                        -----------------   -----------------
To be repaid within one year                 15,325              18,962

To be repaid within one to two years         18,373              10,145

To be repaid within two to five years        14,942              27,072

To be repaid after five years                11,255               7,431
                                             ------              ------

                                             59,895              63,610
                                             ======              ======

      Of the total borrowings of the Group as at December 31, 2005, approximately 27.0% were fixed-rate borrowings and approximately 73.0% were floating-rate borrowings. Of the borrowings as at December 31, 2005, approximately 72.1% were denominated in Renminbi, approximately 27.1% were denominated in United States Dollar, approximately 0.2% were denominated in British Pound Sterling, approximately 0.3% were denominated in Japanese Yen, and approximately 0.3% were denominated in Euro.

      As at December 31, 2005, the amount of borrowings owed to China Petroleum Finance Company Limited ("CNPC FINANCE") was RMB27,319 million, the amount of borrowings owed to state-owned banks and other state-owned non-banking financial institutions was RMB31,178 million and the amount of borrowings owed to other related parties was RMB62 million.

      As at December 31, 2005, the amount of short-term and long-term borrowings owed to CNPC Finance was RMB520 million and RMB26,799 million, respectively.

      The net cash used for financing activities of the Group for the twelve months ended December 31, 2005 increased 7.7% compared with the twelve months ended December 31, 2004. The increase was primarily due to an increase in payments of dividends to shareholders of the Company as compared with the corresponding period of last year.

      As at December 31, 2005, borrowings of the Group consisted of RMB1,108 million (RMB2,269 million as at December 31, 2004) secured loans (finance leases and bank borrowings), most of which were secured over certain of the Group's property and time deposits with maturities over one year.

      As at December 31, 2005, the debt to capitalization ratio (debt to capitalization ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 11.9% (15.2% as at December 31, 2004).

CAPITAL EXPENDITURES

      The table below sets out our capital expenditures by the business segments of the Group for the twelve months ended December 31, 2005, the twelve months ended December 31, 2004 and the estimated value for 2006 respectively. For the twelve months ended December 31, 2005, capital expenditures of the Group increased 26.1% to RMB124,801 million from RMB98,946 million for the twelve months ended December 31, 2004. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development and petrochemical projects in 2005 as well as an increase in prices of steel products, fuel oil, water, electricity and other production materials.

                             YEARS ENDED DECEMBER 31,
                   -------------------------------------------
                           2005                   2004           2006 (ESTIMATED VALUE)
                   --------------------   --------------------   ----------------------
                       RMB                   RMB                    RMB
Segment              MILLION      %        million        %       MILLION         %
                   ---------   --------   ----------   -------   ----------   ---------
Exploration and      83,214*     66.68       62,868*    63.54       93,500*      62.75
Production
Refining and         16,454      13.18       17,684     17.87       23,700       15.91
Marketing
Chemicals and        13,569      10.87        4,319      4.37       15,300       10.27
Marketing
Natural Gas and      11,137       8.92       13,901     14.05       15,300       10.27
Pipeline
Others                  427       0.35          174      0.17        1,200        0.80
                    -------     ------       ------    ------      -------      ------

Total               124,801     100.00       98,946    100.00      149,000      100.00
                    =======     ======       ======    ======      =======      ======

      Note: *If the investments portion related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2004 and 2005, and the estimate of the same for the entire 2006 would be RMB70,217 million, RMB92,233 million and RMB104,500 million, respectively.

      Exploration and Production

      A majority of the Group's capital expenditures is related to the Exploration and Production segment. For the twelve months ended December 31, 2005, capital expenditures in relation to the Exploration and Production segment amounted to RMB83,214 million, including RMB16,499 million for exploration activities and

RMB59,113 million for development activities. For the twelve months ended December 31, 2004, capital expenditures in relation to this segment totalled RMB62,868 million, including RMB11,744 million for exploration activities and RMB45,832 million for development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development which reflects the targets of the Group in stabilizing the production of crude oil in eastern China, rapidly developing the business in western China and accelerating the development of natural gas business.

      The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2006 will amount to RMB93,500 million. Approximately RMB20,000 million will be used for oil and gas exploration, and RMB73,500 million will be used for oil and gas development. Exploration and development will be mainly carried out in seven basins including the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Chaidamu basins.

      Refining and Marketing

      Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2005 amounted to RMB16,454 million, of which RMB9,565 million was spent on the expansion of the retail sales network of refined products and storage infrastructure facilities for oil products, and RMB6,889 million was spent on renovation of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2004 were RMB17,684 million. The decrease in capital expenditures was primarily due to a decrease in investments in the building up of sales network as compared with that of the corresponding period of last year.

      The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB23,700 million, which include approximately RMB15,200 million for construction and expansion of refining facilities; and approximately RMB8,500 million for investments in the building up of the sales network for refined products.

      Chemicals and Marketing

      Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2005 and 2004 amounted to RMB13,569 million and RMB4,319 million, respectively. The increase was primarily due to an increase in investments in the ethylene projects in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and in the PTA projects in Liaoyang Petrochemical.

      The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB15,300 million, which is expected to be used primarily for upgrading the ethylene facilities in Jilin Petrochemical, Lanzhou Petrochemical and Dushanzi Petrochemical and the construction of the PTA project in Liaoyang Petrochemical.

      Natural Gas and Pipeline

      Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2005 amounted to RMB11,137 million. The Group spent RMB10,413 million of these expenditures on the construction of long distance pipelines, of which RMB6,083 million were spent on the West-East Gas Pipeline project. For the twelve months ended December 31, 2004, capital expenditures in the segment totalled RMB13,901 million. The decrease in capital expenditures was primarily due to a decrease in investments in the second Shaanxi-Beijing Pipeline project.

      The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2006 will amount to RMB15,300 million, which are expected to be used primarily for increasing transmission capacity by the West-East Gas Pipeline project and for construction of underground natural gas storage facilities and pipelines for crude oil and refined products.

      Others

      Non-segment-specific capital expenditures for the twelve months ended December 31, 2005 and for the twelve months ended December 31, 2004 were RMB427 million and RMB174 million, respectively. These capital expenditures were mainly used for non-segment-specific equipment purchases and research and development activities.

      The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2006 will amount to approximately RMB1.2 billion, which is expected to be used primarily for scientific research activities and for construction of ERP and other information system.

MATERIAL INVESTMENT

      The Group did not hold any material external investment for the year ended December 31, 2005.

MATERIAL ACQUISITIONS OR DISPOSALS

      In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refinery and petrochemical businesses owned by CNPC's wholly-owned subsidiaries, Dayuan and Qingyang, at a consideration of RMB9 million. Under the Listing Rules, the above transaction constitutes a connected transaction of the Company. The details of the transaction were announced on March 30, 2005.

      In August 2005, the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in Newco. Newco was formed in 2005 and was wholly owned by CNODC and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into Newco and the Company contributed to Newco its wholly-owned subsidiary, PTRI, and cash amounting to approximately RMB20,162 million, which is the difference between the cash contribution of RMB20,741 million payable by the Company according to the acquisition agreement and cash consideration of RMB579 million for PTRI receivable by the Company.

      The Board resolution dated October 26, 2005 approved the Company's acquisition of 150 million outstanding A shares from minority interests of Jinzhou Petrochemical at a price of RMB4.25 per share through tender offers. As at December 31, 2005, the Company acquired 117,486,753 A shares (representing approximately 14.92% of the total share capital of Jinzhou Petrochemical) at a total cash consideration of approximately RMB500 million. After the acquisition, the Company owns 95.87% of the total share capital of Jinzhou Petrochemical. The difference between the acquisition consideration and the book value of the acquired assets and liabilities will be included in the equity interests. Jinzhou Petrochemical was delisted on January 4, 2006 upon approval of the China Securities Regulatory Commission.

      The Board resolution dated October 26, 2005 approved the Company's acquisition of 200 million outstanding A shares and 964.778 million H shares (including ADSs) respectively from minority interests of Jilin Chemical Industrial Company Limited ("JILIN CHEMICAL") at prices of RMB5.25 per A share and HK$ 2.80 per H share, respectively, through tender offers. The tender offers were completed in

February 2006 and the impact of the acquisitions will be reflected in the annual consolidated financial statements of the Group as at December 31, 2006.

      The Board resolution dated October 26, 2005 also approved the Company's acquisition of 200 million outstanding A shares from minority interests of Liaohe Jinma at a price of RMB8.80 per share through tender offers. As at December 31, 2005, the Company acquired 172,315,428 A shares (representing approximately 15.67% of the total share capital of Liaohe Jinma) at a total cash consideration of approximately RMB1,519 million. Upon completion of the acquisition, the Company owns 97.48% of the total share capital of Liaohe Jinma. The difference between the acquisition consideration and the book value of the acquired assets and liabilities will be recorded in equity interests. Liaohe Jinma was delisted on January 4, 2006 upon approval of the China Securities Regulatory Commission.

      The Company has entered into two acquisition agreements with two wholly owned subsidiaries of CNPC, Liaohe Petroleum Exploration Bureau and China Petroleum Pipeline Bureau, on December 6, 2005 for the acquisition of shares representing 15.56% and 20.17%, respectively, from them in Petrochina Fuel Oil Company Limited ("FUEL OIL COMPANY"), a 55.43% subsidiary of the Company, for an aggregate cash consideration of RMB559 million. The Fuel Oil Company is principally engaged in the business of investment and development of fuel oil in the upstream and downstream areas in the PRC. Upon completion of the above acquisitions, the Company's interest in the Fuel Oil Company will be increased and it is expected that the management of the Fuel Oil Company will be strengthened.

      EVENTS AFTER THE BALANCE SHEET DATE

      As discussed above, the Company acquired, by tender offers, all the outstanding A shares and H shares (including ADSs) from minority interests of Jilin Chemical. In February 2006 when the relevant offer periods expired, the Company acquired 908,113,053 H shares (including ADSs) and 157,700,200 A shares of Jilin Chemical (representing 29.93% of the total share capital of Jilin Chemical in aggregate) at an aggregate consideration of approximately RMB3,372 million. Jilin Chemical was delisted from the HKSE, the New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006, respectively.

      FOREIGN EXCHANGE RATE RISK

      The PRC government reformed the Renminbi exchange rate regime on July 21, 2005. A managed floating exchange rate regime under which the exchange rate for

Renminbi is adjusted with reference to a basket of currencies and based on the demand and supply for Renminbi is implemented. However, the exchange rate for Renminbi in the capital account is yet to be liberalized. The exchange rates of Renminbi are affected by the domestic and international economic and political environment, and the supply and demand for Renminbi. In future, the exchange rate of Renminbi against other currencies may differ from the current ones significantly. As Renminbi is the base currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impact on the results of operations of the Group. An appreciation of Renminbi against United States Dollar will decrease the turnover of the Group but may lower the cost incurred by the Group in acquiring imported raw materials and equipment. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group in acquiring imported materials and equipment as well as the foreign currency-denominated obligations of the Group. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies.

      COMMODITY PRICE RISK

      The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by the global as well as regional supply and demand conditions. The prices of onshore crude oil are determined with reference to international prices of crude oil. A decline in the prices of crude oil and refined products could adversely affect the Group's financial performance. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, during 2004 and 2005, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

      INDUSTRY RISK

      Like other oil and gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards etc, is expected to have an impact on the Group's operating activities. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximizing its profitability. Any future changes in the PRC governmental policies on the oil and gas industry may also affect the Group's business operations.

      EMPLOYEES AND EMPLOYEE COMPENSATION

      Number of employees

      As at December 31, 2005 and December 31, 2004, the Group had 439,220 and 424,175 employees, respectively. The table below sets out the number of employees by business segment as at December 31, 2005:

Segment                      NUMBER OF EMPLOYEES   PERCENTAGE OF TOTAL
                                                          (%)
                             -------------------   -------------------
Exploration and Production         247,258                56.3
Refining and Marketing             117,260                26.7
Chemicals and Marketing             60,272                13.7
Natural Gas and Pipeline            10,760                 2.5
Other*                               3,670                 0.8
                                   -------              ------

Total                              439,220              100.00
                                   =======              ======

Note:* "Other" includes staff of the Company's headquarters, specialized subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres and other units.

      Employee Compensation

      The total employee compensation payable by the Group for the twelve months ended December 31, 2005 was RMB19,351 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realization of best results.

      The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Group's results of operations and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                     BASIC SALARY (%)   STOCK APPRECIATION   PERFORMANCE BONUS
                                            RIGHTS (%)             (%)
                     ----------------   ------------------   -----------------
Chairman                           30                   70                   0
President                          25                   60                  15
Vice President                     25                   60                  15
Department General
Manager                            25                   50                  25

      Details of the directors' and supervisors' emoluments as at December 31, 2005 and December 31, 2004 were as follows (for remuneration for each of the directors and supervisors on a named basis, please see the consolidated financial statements of the Group and notes proposed to be submitted to the HKSE and published on the website of the HKSE on or before April 30, 2006):

                                        2005                    2004
                                     --------                 -------
                                      RMB'000                 RMB'000
                                     --------                 -------
Fee for directors and supervisors         897                     120
Salaries, allowances and other
benefits                                4,031                   2,012
Contribution to retirement benefit
scheme                                     57                      43
                                        -----                   -----

                                        4,985                   2,175
                                        =====                   =====

      The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                                       2005                     2004
                                      ------                   ------
                                      NUMBER                   Number
                                      ------                   ------
Nil-RMB1,000,000                        25                       24
                                        ==                       ==

      Upon exercise of their stock options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

      Training Programs

      The training program of the Company for 2005 has been geared towards achieving the development strategy and operating objectives of the Company. In line with the strategic requirement for "a strong corporation with highly talented personnel", the Company has targeted high-calibre, skilful and international staff in its training program with a focus on the training of the "core" and "backbone" personnel and strived to build a proficient operating and management team, a technology innovation team and a skilful operators' team to ensure the supply of talents required for the continuous and stable development of the Company.

      Medical Insurance

      Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing have joined the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other local subsidiaries and branches of the Group have also participated in their respective local basic medical insurance schemes.

      As basic medical insurance is organized by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with the localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees.

      In accordance with the relevant regulations of the PRC government, the Group has given permission to local subsidiaries and branches which have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at no more than 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

      Information on the Group's contingent liabilities as at December 31, 2005 is as follows:

      BANK AND OTHER GUARANTEES

      As at December 31, 2005, the Group had contingent liabilities in respect of guarantees made to CNPC Finance, a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

                                          2005      2004
                                        -------   -------
                                          RMB       RMB
                                        MILLION   million
                                        -------   -------
Guarantee of borrowings of associates     187       203
                                          ===       ===

      ENVIRONMENTAL LIABILITIES

      CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operations of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

      LEGAL CONTINGENCIES

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting legal liabilities will not have a material adverse effect on the financial position of the Group.

      LEASING OF LAND, ROADS AND BUILDINGS

      According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

      - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

      - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

      - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

      As at December 31, 2005, CNPC had obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively owned land. The Directors of the Company confirm that the use of, and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained, or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

      GROUP INSURANCE

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in the PRC. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the results of operations but will not have a material adverse effect on the financial position of the Group.

      OTHERS

      On November 13, 2005, explosions occurred at the dianil plant of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The incident shows that the Company needs further strengthening of its operational safety and environmental protection. The Company has realized the seriousness of the issue and has stepped up its efforts in securing operational safety and environmental protection. The Company will bear resultant liabilities caused by the explosions based on the results of the investigation.

MARKET REVIEW

      CRUDE OIL MARKET REVIEW

      In 2005, there was a huge oil demand and rather tight oil supply in the international market. As a result, international crude oil prices continued to soar and fluctuate and broke new record highs several times. The annual average prices for WTI, Brent and Minas crude oil were US$56.59, US$54.53 and US$54.19 per barrel, respectively, representing an increase of US$15.07, US$16.28 and US$17.22 per barrel, respectively, over the annual average prices in 2004. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realized price for domestic crude oil in 2005 was higher than that of 2004.

      Net crude oil imports of China continued to increase in 2005 by 1.7% to a net total of 119 million tons compared with the corresponding period in the previous year. The domestic crude oil output and refinery crude oil input reached 182 million tons and 273 million tons, respectively.

      REFINED PRODUCTS MARKET REVIEW

      International oil product prices stayed at a high level throughout 2005. Domestic refined product prices, however, have failed to completely keep track of the international prices. Refineries incurred heavy losses in processing. In 2005, transportation of refined products was affected by tight transportation capacity. Overall, there was a tight supply of refined products in 2005, and there was a strong pressure for steady supply in the market. Nominal consumption increased by 4.7% to 164.44 million tons. The Group supplied 71.85 million tons of refined products to the domestic market, representing an increase of 11.74% over the previous year, and making its due contribution to the security, stability and continuous development of the Chinese economy.

      CHEMICAL PRODUCTS MARKET REVIEW

      The Chinese economy grew steadily and rapidly in 2005 under the government's macroeconomic regulation and control. The domestic demand for chemical products remains buoyant. In 2005, prices of domestic petrochemical products remained high and in fact rose under surging oil prices. However, the overall level of increase was moderate due to demand and supply factors. The persistent fluctuation and surging of crude oil prices throughout the year has increased the cost of production of petrochemical products remarkably. As a result, profit margin in the petrochemical industry for 2005 was lowered significantly compared to that for 2004 and profit for petrochemical products was squeezed to a certain extent.

BUSINESS REVIEW

      For the twelve months ended December 31, 2005, total crude oil and natural gas output of the Group was 1,009.5 million barrels of oil equivalent, including
822.9 million barrels of crude oil and 1,119.5 billion cubic feet of marketable natural gas, representing an average production of 2.25 million barrels of crude oil and 3,070 million cubic feet of natural gas per day. A total of 788.8 million barrels of crude oil and 1,052.2 billion cubic feet of natural gas were sold. Approximately 83% of the crude oil sold by the Group was purchased by its refineries. In 2005, the lifting cost for the oil and gas operations of the Group was US$5.28 per barrel, representing an increase of 14.8% from US$4.60 per barrel in 2004.

      For the twelve months ended December 31, 2005, the Group's refineries processed 752 million barrels of crude oil, or an average of 2.06 million barrels per day. Approximately 89% of the crude oil processed in the Group's refineries was supplied by the Exploration and Production segment. The Group produced approximately 66.39 million tons of gasoline, diesel and kerosene and sold approximately 75.98 million tons of these products. The Group actively expanded its sales and distribution networks, in particular the retail sales network, by capitalizing fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2005, there were 18,164 service stations which were either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group's refineries increased from RMB131 per ton to RMB145 per ton.

      For the twelve months ended December 31, 2005, the Group produced 1.888 million tons of ethylene, 2.757 million tons of synthetic resin, 1.283 million tons of synthetic fiber raw materials and polymer, 0.281 million tons of synthetic rubber, and 3.578 million tons of urea.

      For the twelve months ended December 31, 2005, the Group sold 888.8 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Group currently owns and operates 20,340 kilometers of regional natural gas pipeline networks, of which 19,212 kilometers are operated by the Natural Gas and Pipeline segment. For the twelve months ended December 31, 2005, the Group owned and operated 9,391 kilometers of crude oil pipeline and 2,462 kilometers of pipeline for refined products.

STANDARDIZED OPERATIONS AND BUSINESS PROSPECTS

      The Company strictly follows the laws and regulations of its places of listing and operates steadily and manages in a scientific manner within the regulatory framework. The value of the Company in the international capital markets appreciates continuously. The price of the Company's shares hit new highs. In 2005, the total market capitalization of the Company's H shares surpassed HK$1,000 billion. The average price of the Company's H shares was HK$5.5 per share, representing an increase of 41% from that of the previous year.

      The Company has continued to place top priority to oil and gas exploration. In 2005, the Company continued to enhance its efforts in exploration and exploitation of oil and gas reserves and achieved significant results in oil and gas exploration. The business foundation of steady development in eastern China and rapid development in western China is further consolidated.

      There was rapid development in refinery and petrochemical businesses as well as in marketing business. The Company has become ever more competitive in the market and its operating efficiency has achieved new improvements. In the production of refined oil, the production units made efforts to overcome the adversities caused by the gap between the prices of refined products and the prices of crude oil by coordinating the allocation of resources and optimizing the production process. In the marketing of refined oil, integrated management of production and marketing was carried out and a nationwide sales network was built up, with a view to adapting to market changes proactively and stabilizing market supply. In the marketing of chemicals, the Company has managed to grasp the market opportunity to take advantage of its competitive edge in centralized marketing by promoting sales at favorable prices. The Company achieved breakthrough in its efforts at soliciting institutional and big clients. Marketing management was strengthened and became more standardized. Key technological upgrading and construction of refining and petrochemical bases in the refinery and petrochemical arena were smoothly completed and there was new progress in the adjustment of the structure of the refinery and petrochemical businesses.

      Key natural gas and pipeline construction was carried out in an orderly manner. Construction period and quality were effectively guaranteed. Natural gas transmission via the second Shaanxi-Beijing Pipeline commenced ahead of schedule. Six compressor stations for the West-East Gas Pipeline Project were completed and put into operation. The Xiangtan branch line of the Zhongxian-Wuhan Pipeline was completed and went into operation successfully. The trunk line of the Jining line connecting the

West-East Gas Pipeline and the second Shaanxi-Beijing Pipeline was completed. Natural gas production capacity was enhanced. As a result, production and sales of natural gas were enhanced dramatically. Safe and steady supply of natural gas was ensured. Integration of resources, market and efficiency was achieved.

      Capital markets operation and asset restructuring were carried out and control of financial risks was enhanced. The Company grasped the favourable market window and successfully issued new H shares for the first time. The proceeds from the H shares issue will be used for business development of the Company. The Company made a general offer to acquire for cash all the outstanding shares in Jilin Chemical, Jinzhou Petrochemical and Liaohe Jinma, the three listed subsidiaries of the Company, and withdrew the listing status for their respective A Shares, H Shares and ADSs. The offer has resolved the issue of competition within the Group and has regularized connected transactions. In 2005, the Company and CNPC jointly provided capital (each provided 50%) to set up Newco to integrate overseas oil exploration and development businesses. This is conducive to enhancing the overall advantages and promoting the implementation of the going international strategy. At the same time, the internal control mechanism was strengthened and standardized management was further advocated. The Company's capability to prevent risks was further enhanced.

      The Company always emphasizes the "human-oriented" concept in its operations and management. The Company has taken initiatives in achieving safety and environmental protection. It has also endeavoured to build itself up as an enterprise of harmony. Through the active promotion of events relating to the "Year of Safety in Production", the Company has established and perfected its HSE management system.

      Looking forward in 2006, China may be able to maintain high economic growth and low inflation, and a growth of approximately 8% in the GDP in 2006. The rapid development of the national economy will increase the market demand for oil and petrochemicals and provide ample room for development for the oil and petrochemicals industry.

      The Company will continue to strengthen its exploration and development business in China and further consolidate its resources foundation. The Company will focus on realizing stable development in eastern China and rapid development in western China. The Company will insist on paying equal emphasis on oil and gas businesses. It will continue to give priority to oil and gas exploration and perfect its oilfield development efforts in order to ensure steady and increased crude oil production, rapid increase in natural gas production, and accelerate the establishment of a larger scale, enhanced supply and safer natural gas production base.

      The Company will continue to promote the construction of key refining facilities to improve the competitiveness and profitability of the refining segment. The refining business structure will be optimized and the efficiency of the marketing network will be improved in order to accelerate the pursuit of economies of scale for leading products. In the chemicals business, the Company will insist on making optimized arrangements, enhancing development of leading new products, developing high quality and high value-added products, and improving the competitiveness of leading products.

      The Company will continue to speed up construction of infrastructure for oil and gas storage and transportation, perfect gas transmission pipelines and networks, construct interconnection lines linking up main gas transmission lines such as the West-East Gas Pipeline Project and the second Shaanxi-Beijing Pipeline, construct a gas transmission network in eastern and western China, speed up the construction of compressor stations and underground storage in order to ensure safe and steady supply in the market.

      The Company will continue to expand its international businesses and enlarge the scale of its overseas oil and gas production. Building on its existing oil and gas projects, the Company will lay stress on key areas and regions, enhance oil and gas exploration and exploitation, and strongly advocate the rapid development of its overseas businesses.

      In international trade, the Company has to proactively diversify the sources of import of resources, make arrangements to facilitate the import of crude oil from foreign countries such as Russia and Kazakhstan, develop sour and heavy crude oil sources and make preparations for the planned introduction of natural gas, LNG and other resources into China.

      The Company will continue to ensure safety and protect the environment and to realize notable improvements in these areas. The Company will firmly assure safety in production, intensify its efforts in eliminating sources of pollution and reducing hidden environmental risks, promote the efficient operation of the HSE management system, and build itself up as an enterprise of harmony.

      In future, the Company will persist in enhancing the Company's value and strive to maximize the benefit and value for its shareholders. The Company will lay stress on its principal businesses, strive to enhance its creative capability, promote economic growth, establish a long-term effective mechanism for safety and environmental protection, and achieve a sustainable, effective, steady and well-coordinated development of the Company.

FINAL DIVIDEND AND TEMPORARY CLOSURES OF REGISTER OF MEMBERS

      The Board of Directors recommends to pay a final dividend of RMB0.180325 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2005 less the interim dividend for 2005 paid on September 30, 2005. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 26, 2006. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 26, 2006. The register of members will be closed from April 26, 2006 to May 26, 2006 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4 p.m. on April 25, 2006.

      In accordance with Article 149 of its Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of state-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividend at the shareholders' meeting to be held on May 26, 2006.

      Final dividend will be paid on or around June 9, 2006.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

      The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2005.

DISCLOSURE OF OTHER INFORMATION

      Save as otherwise disclosed above, as regards the other matters required to be disclosed pursuant to the Listing Rules, there has been no significant changes compared with the information disclosed in the annual report for the year ended December 31,

2004 nor other matters having a significant impact on the businesses of the Group. Therefore, no supplementary information is disclosed in this announcement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

      The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the "MODEL CODE"). The Company has made an inquiry with all its Directors and Supervisors. Each Director and Supervisor has complied with the requirements set out in the Model Code.

COMPLIANCE WITH THE CODE OF CORPORATE GOVERNANCE PRACTICES

      The interim results announcement of the Company dated August 24, 2005 discloses that the composition of the Examination and Remuneration Committee is not in compliance with B.1.1 of the Code of Corporate Governance Practices. The Company has already appointed an additional independent non-executive director in the Examination and Remuneration Committee in November 2005 and such committee is now composed of a majority of independent non-executive directors in compliance with the provisions of the Code of Corporate Governance Practices. Save as described above, since the listing of the H shares of the Company on the HKSE, the Company has complied with the Code of Corporate Governance Practices under the Listing Rules applicable to the relevant reporting period.

AUDIT COMMITTEE

      The members of the audit committee of the Company formed pursuant to Appendix 14 of the Listing Rules include Mr Franco Bernabe, Mr Tung Chee-Chen, Mr Liu Hongru and Mr Gong Huazhang. The main responsibilities of the audit committee are the review and monitoring of the form of financial submissions and the internal control mechanism of the Group and giving advice to the Board of Directors. The audit committee of the Company has reviewed and confirmed the final results announcement and the annual report for the twelve months ended December 31, 2005.

      The figures in respect of the preliminary announcement of the Group's results for the year ended December 31, 2005 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement performed in accordance with International Standards on Auditing, International Standards on Review Engagements or International Standards on Assurance Engagements, consequently no assurance has been expressed by PricewaterhouseCoopers on this preliminary announcement.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

      In accordance with the requirements under the Listing Rules which are applicable to the reporting period, all information about the Company contained in this Announcement of Final Results for the Year Ended December 31, 2005 will be published on the website of the HKSE (website: http://www.hkex.com.hk) on or before April 30, 2006. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).

                                              By Order of the Board of Directors
                                                      PETROCHINA COMPANY LIMITED

                                                                       CHEN GENG
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 20, 2006

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as Vice Chairman; Mr. Su Shulin and Mr. Duan Wende as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: March 21, 2006                                By:   /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary